Comptroller of the City of New York
1 Centre Street
New York, NY 10007-2341
(212) 669-3500

John C. Liu
Comptroller

April 3, 2011

Dear fellow Citigroup shareholder:

On behalf of the New York City Pension Funds (NYC Funds), I urge you to vote FOR Proposal #12 at Citigroup’s Annual Meeting of Shareholders on April 21, 2011.  The proposal calls on the audit committee of the board of directors to conduct an independent review of Citi’s internal controls related to loan modifications, foreclosures and securitizations and to issue a report to shareholders with findings and recommendations.

The NYC Funds have $113 billion in assets and are substantial long-term Citi shareholders, with 62 million shares of common stock valued at $274 million as of March 31, 2011.  As New York City Comptroller, I serve as the investment advisor to, as well as the custodian and trustee of, the NYC Funds.  Since we submitted our proposal in November 2010:

●	examinations by federal banking regulators of the foreclosure processes of the 14 largest mortgage servicers found critical internal control weaknesses;

●	an internal review by Freddie Mac found 15 percent of performing loans it purchased from Citi from mid-2009 to mid-2010 -- i.e. recent loans -- had faulty documentation, according to news reports; and

●	a group of institutional shareholders with 227 million Citi shares sent a January 6 letter urging Citi’s audit committee to immediately conduct an independent review of Citi’s mortgage-related controls. Led by the NYC Funds, the coalition includes state funds from Connecticut, Illinois, New York, North Carolina and Oregon with $432 billion in total assets. The committee reviewed the letter but did not act.

Mortgage and foreclosure irregularities not only harm homeowners and the economy, they also expose Citi to substantial financial, legal and reputational risks.  In fact, Citi disclosed for the first time, in its 2010 Form 10K dated February 26, 2011, that legal and regulatory scrutiny of its mortgage practices pose a material risk.

April 3, 2011

By voting FOR Proposal #12, shareholders can encourage Citi’s board to take the steps necessary to reassure shareholders, as well as regulators, legislators and mortgage market participants, that Citi’s internal controls are robust and adhere to best practices.

I urge you to review the enclosed Investor Advisory for additional information on why you should support Proposal #12.  Please don’t hesitate to contact Michael Garland, Executive Director for Corporate Governance, at (212) 669-2517 for additional information.

Sincerely,

/s/ John C. Liu

John C. Liu

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.

Additional Reasons to Support Proposal #12 at Citigroup’s 2011 Annual Meeting

Investor Advisory from the
New York City Comptroller’s Office and Pension Funds

Recent legal and regulatory developments underscore the need for independent review.

●	The Congressional Oversight Panel (COP), in its November 2010 report, characterized the view expressed by large banks that “current concerns over foreclosure irregularities are overblown” as the best case scenario and warned of severe capital losses as the worst case. The COP calculated industry exposure from mortgage put-backs -- the largest source of potential instability -- at $52 billion, which it said would be borne mainly by the four largest banks, including Citi.

●	Federal regulators examining the foreclosure practices of the major mortgage servicers found “critical deficiencies and shortcomings” that “resulted in violations of state and local foreclosure laws, regulations, or rules,” according to February 17, 2011 Congressional testimony by John Walsh, Acting Comptroller of the Currency. “Outside the scope of the foreclosure review,” Walsh added, “we have also seen servicing-related problems arise for borrowers seeking mortgage relief.”

●	A broad coalition of state attorneys general and federal agencies are reportedly pushing for banks to pay more than $20 billion in civil fines as part of a unified settlement relating to improper foreclosure practices. (Bloomberg, 2/24/11)

●	Mortgage-related lawsuits filed against Citi jumped 174 percent from 2008 to 2010, according to Bloomberg, while all other types rose 21 percent. As a result, mortgage-related lawsuits accounted for 25 percent of total cases in 2010, up from 13 percent in 2008. Based on cases filed through March 20, mortgage-related lawsuits are on track to surge an additional 134 percent in 2011.

Ongoing disclosures suggest unresolved internal control problems at Citi.

●	An internal Freddie Mac review found that 15 percent of the performing loans it purchased from Citi from mid-2009 to mid-2010 -- i.e. recent loans -- had “missing appraisals or insurance documents or income miscalculations,” according to Bloomberg (1/18/11); an expert quoted in the article said the target should be about 5 percent. The report prompted an Institutional Risk Analytics analyst to conclude that Citigroup continues to have significant problems with internal systems and controls.

●	A former Citi mortgage executive testified to the Financial Crisis Inquiry Commission (FCIC) in April 2010 that from mid-2006 through 2007 management ignored his repeated internal control warnings. In a November 2007 email made public by the FCIC, he warned Robert Rubin, executive committee chair, as well as the CFO, senior risk officer and chief auditor, of “breakdowns of internal controls” and said “40-60% of [acquired mortgage] files are either outside of policy criteria or have documentation missing from the files.”

Contrary to Citi’s proxy statement, its audit committee has not conducted an independent review of internal controls, as the Securities and Exchange Commission recently affirmed.

●	Citi’s internal audit function is not independent, notwithstanding its reporting line to the audit committee. Moreover, relying on an internal audit team to review its own work presents an especially acute conflict.

●	The SEC, in denying Citi’s efforts to exclude Proposal #12 from its proxy statement, explicitly rejected management’s argument that it had satisfied the proposal’s request for an independent review.

●	Recent regulatory examinations do not negate the need for an independent board review, as some banks have argued. Examinations that could result in financial penalties are by their very nature adversarial and therefore do not promote a robust discussion of existing practices. In addition, the scope of the recent regulatory examinations was limited and regulators have not disclosed bank-specific findings.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send us your proxy card as it will not be accepted.